September 28, 2012

Ms. Suzanne Hayes
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re: Bank of America Corporation
Form 10-K for Fiscal Year Ended December 31, 2011
Filed February 23, 2012
Form 10-Q for Quarterly Period Ended June 30, 2012
Filed August 2, 2012
Response Dated May 25, 2012
File No. 001-06523

Dear Ms. Hayes:

We have received and reviewed your letter dated September 4, 2012. The following are our responses to each of your comments and requests. For ease of reference, we have repeated the Staff's comments. Our responses are intended to address the comments and questions raised by the Staff. Terms used herein but not defined have the same meaning as in the referenced Form 10-K or Form 10-Q as applicable. We would be pleased to continue to work with the Staff in resolving any matter requiring further attention.

Form 10-K for Fiscal Year Ended December 31, 2011

Item 1A. Risk Factors

Mortgage and Housing Market-Related Risk, page 5

1.
We note your response to prior comment 1 of our letter dated May 3, 2012 and continue to believe that risk factor disclosure quantifying the portion of your residential loan portfolio consisting of HELOCs, home equity loans, reverse mortgages and loans in a second-lien or more junior position is appropriate. Please either expand your risk factor titled Further weaknesses in the U.S. housing market, including home prices, may adversely affect our consumer portfolios and have a significant adverse effect on our financial condition and results of operations or include an additional risk factor to include the requested information.

Response: We will expand our risk factors disclosure in future filings, beginning with the Form 10-K for the period ended December 31, 2012.

Ms. Suzanne Hayes
Assistant Director
United States Securities and Exchange Commission
September 28, 2012

We temporarily suspended our foreclosure sales nationally in 2010 to conduct an assessment…,

2.
We note your response to prior comment 2 of our letter dated May 3, 2012 and note that at June 30, 2012, excluding the Countrywide PCI and fully-insured portfolios, 15% of your residential mortgage loan portfolio is concentrated in Florida and New York and 25% of your home equity loans are concentrated in New York, New Jersey and Florida. Please expand the risk factor discussion to disclose the concentrations in judicial states in the aggregate. Also include the information contained in your response regarding the backlog of foreclosure activity.

Response: We will expand our risk factors disclosure in future filings, beginning with the Form 10-K for the period ended December 31, 2012, to disclose the concentrations in judicial states in the aggregate. We will include the following, with the underlined words being new, in future filings.

We have resumed foreclosure sales in nearly all states where foreclosure does not require a court order (non-judicial states). While we have resumed foreclosure proceedings in nearly all states where a court order is required (judicial states), our progress on foreclosure sales in judicial states has been much slower than in non-judicial states. Excluding the Countrywide PCI and fully-insured portfolios, approximately [ ]% of our residential mortgage loan portfolio, including [ ]% of non-performing residential mortgage loans, and [ ]% of our home equity portfolio, including [ ]% of non-performing home equity loans, were in judicial states as of [period end date].

With regard to the Staff's request to “Also include the information contained in your response regarding the backlog of foreclosure activity.” In our prior response, we provided the Staff an illustrative example of the foreclosure backlog in judicial states which included Industry Standard timelines prepared and published by the GSEs.  As we do not prepare this information, we cannot verify or confirm its accuracy or completeness with the level of confidence and control required we have for our information. Accordingly, we do not believe it is appropriate to include this GSE-prepared timeline information in our Securities Exchange Act of 1934 reports. However, in future filings, we will include the following sentence to address the backlog of foreclosure activity.
There continues to be a backlog of foreclosure inventory in judicial states as the process of obtaining a court order can significantly increase the time required to complete a foreclosure.
Additionally, in future filings our tables that disclose our state concentrations in residential mortgage loans and home equity loans (Tables 25 and 27 in the Form 10-K for the period ended December 31, 2011), will be expanded to add a footnote that will reference which states in the table are judicial states.

Ms. Suzanne Hayes
Assistant Director
United States Securities and Exchange Commission
September 28, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations

Complex Accounting Estimates, page 120

Goodwill and Intangible Assets, page 124

3.
We note your response to prior comment 3 of our letter dated May 3, 2012 as well as your disclosure on page 124 that you use the reporting units' allocated equity (which includes economic capital, goodwill and a portion of intangible assets) as a proxy for the carrying amount of equity for each reporting unit in your goodwill impairment tests. Please address the following with respect to your calculation of economic capital:

a.
Please tell us whether you calculate economic capital on a legal entity basis in addition to at the reporting unit and segment levels. If so, please tell us if the economic capital calculation is greater or less than required regulatory capital, and quantify the average difference. If there have been significant changes in this relationship over the last two years, please describe the reasons for, and the magnitude of, the difference.

Response: We do not calculate economic capital on a stand-alone legal entity basis, only at the reporting unit and segment levels. Our segments and reporting units are not comprised solely of specific legal entities. Instead, certain assets and liabilities are assigned to a segment and reporting unit based on their function (e.g., certain commercial loans are assigned to Global Banking), with such assets and liabilities actually held in multiple legal entities. Regulatory capital, as reported on the FR Y-9C and Call reports (for banking subsidiaries), is calculated only for regulated legal entities and is based solely on the assets and liabilities owned by the legal entity. If we calculated economic capital for a legal entity, it would be impractical to compare the results to the economic capital of our segment or reporting units. While not a perfect comparison, the minimum Tier 1 capital needed for BAC to be considered a “well-capitalized” bank holding company is approximately $77 billion. The economic capital of our reporting units, including $25 billion of economic capital for businesses in the All Other category, was approximately $110 billion as of December 31, 2011.

b.
Please clarify whether you estimate a hypothetical regulatory capital requirement at the     reporting unit level. If so, please provide us with this information. In addition, please also tell us whether a market participant, in a hypothetical sales transaction to purchase a reporting unit, would require sufficient capital in the reporting unit to meet regulatory requirements.

Response: As explained in our response letter dated May 25, 2012, in our analysis we utilized an economic capital methodology to allocate equity to our segments and reporting units. This allocation methodology was derived from the Corporation's target rating of maintaining a risk profile consistent with a AA rating. Using the capital requirements for these credit ratings is a reliable benchmark that has been consistently applied period over period among the various segments and reporting units. If our reporting units were each operating as independent entities, we believe compliance with these credit ratings results in capital levels that a market participant would require for the reporting units. We further believe that in

Ms. Suzanne Hayes
Assistant Director
United States Securities and Exchange Commission
September 28, 2012

order to maintain these credit ratings, which Moody's and Standard & Poor's reserve for securities they consider to be of high credit quality, the associated capital levels would need to include the applicable minimum regulatory capital requirements. We believe our economic capital allocation methodology, which includes a portion of goodwill and intangibles specifically assigned to the business segments, included the hypothetical regulatory capital requirements that the market would impose if each of our reporting units were separate legal entities. While there is not a specific estimate for a hypothetical regulatory capital requirement in our allocation process, we believe the process resulted in the incorporation of hypothetical regulatory capital requirements in the allocated capital of the reporting units.

c.
In your response, you state that you maintain a capital buffer at the consolidated parent for regulatory capital purposes. Please tell us whether you maintain a similar capital buffer at your regulated subsidiaries. If so, please quantify the average capital buffer amount. Please also discuss your formal policy regarding capital levels, including how the consolidated parent and its subsidiaries meet or exceed regulatory capital minimums.

Response: We assume your question relates to the “capital buffer” for regulatory capital purposes representing the difference between actual Tier 1 capital and the minimum required Tier 1 regulatory capital to meet the definition of “well-capitalized” promulgated by banking supervisors. We maintain a capital buffer for regulatory capital purposes at the consolidated parent (BAC), Bank of America, National Association (BANA) and FIA Card Services, National Association (FIA). The average Regulatory Tier I “capital buffer” amounts were $91.5 billion for BAC, $62.5 billion for BANA and $13.8 billion for FIA, as of June 30, 2012. The average was calculated based on the quarter end amounts for March 31, 2012 and June 30, 2012. As a comparison, the average Regulatory Tier I “capital buffer” at June 30, 2011 and 2010 for BAC was approximately $73 billion and $67 billion, respectively.

The capital management policies for BAC, BANA and FIA require them to have robust processes for assessing capital adequacy and to establish capital adequacy tripwires and goals. Both quantitative and qualitative methods are employed in the company's internal capital adequacy assessment process, including comprehensive enterprise stress testing, peer and market analysis, and internal and regulatory risk based capital measures to assess capital adequacy in relation to risk. The capital adequacy tripwires and capital goals are periodically re-evaluated, and reset as needed. The capital adequacy tripwires ensure the entities maintain a sufficient capital buffer to regulatory minimums even under adverse conditions (the company uses both internally developed stress scenarios as well as the Federal Reserve's severe stress scenario). The tripwires are capital levels above which the entities will operate and serve as early warning signals to prompt senior management to take action to improve the entities' capital position in the event that reported capital levels are below the tripwires. The capital management policies also establish the entities' capital goals, which are capital levels set to exceed diversified economic capital requirements and regulatory capital minimum levels over the planning horizon while also allowing the entities to support their respective risk profiles and strategic plans under stressed conditions.

d.	If a capital buffer is necessary at the consolidated parent level, please tell us why a similar capital buffer would not also be needed at the subsidiary or reporting unit level.

Response: In regards to capital buffers at the subsidiary level, please see the response above in regards to

Ms. Suzanne Hayes
Assistant Director
United States Securities and Exchange Commission
September 28, 2012

regulatory capital requirements for our regulated bank subsidiaries. In responding to this question, we are assuming that you are referring to a similar percentage of capital buffer and not a similar dollar amount of capital buffer. We believe the allocated capital reflected the equity that the market would impose if they were standalone entities based on the risk exposures of those reporting units. We do not believe that all of the capital strategies implemented at the consolidated parent level would be applicable to reporting units. For example, the capital rules for systemically important financial institution (SIFI) would not apply at the same level to reporting units in which the market participant is not likely to be a SIFI. As another example, where a consolidated parent controls multiple operating businesses, it may choose to maintain a certain level of capital buffer at the consolidated level for deployment if an expected opportunity arises at one of the businesses or if some other unexpected event occurs. One of the benefits provided by the consolidated parent is that it would have the ability to quickly move capital to take advantage of those opportunities. Therefore, capital strategies that result in excess capital applicable only to the consolidated parent level would not be needed at the reporting unit level unless the market would impose a capital buffer (in a hypothetical sales transaction) in which case that capital buffer would be required to maintain the above rating classifications and then captured in our allocation process. As markets evolve, we have and continue to reassess our allocated capital methodology to consider these market factors.

4.
We note from your response and the table on page 54 that average allocated equity in your All Other segment was $72.1 billion in 2011. Please quantify the amounts of (a) required capital and (b) excess capital or residual capital that make up the $72.1 billion.

Response: The average allocated equity in All Other of $72.1 billion consisted of approximately $25.0 billion of required “economic” capital for various strategic and equity securities and liquidating businesses included in All Other and $47.1 billion of excess capital primarily related to increases in cash and highly liquid assets related to the Corporation's strategy to increase its liquidity profile, as described in our MD&A of Liquidity Risk.

a.
With respect to the excess capital or residual capital amount, please describe the significant assets and liabilities that comprise that equity balance. In your discussion, please describe how those significant assets and liabilities were specifically identified given your approach for determining the carrying value of a reporting unit based on an economic capital calculation.

Response: Important to considering the assets and liabilities that comprise the equity balance in All Other is that assets and liabilities that are not specifically deployed to or utilized in a segment are assigned to All Other. The majority of these items would be assets and liabilities used in the Corporation's Asset Liability Management (“ALM”) activities, including the Corporation's liquidity portfolio. Other items included in All Other would be strategic and equity securities and liquidating businesses such as the international credit card business. For the allocated equity of All Other, a required capital of $25.0 billion was calculated related primarily to these strategic and equity securities and liquidating businesses such as the international credit card business. The remaining capital of $47.1 billion relates to the difference between the sum of the allocated equity to all business segments, including the $25.0 billion of required capital in All Other, and total shareholders' equity for the Corporation. The assets and liabilities comprising this $47.1 billion equity balance would be the unallocated portion of the All Other assets and liabilities not deployed in or utilized by the reporting units.

Ms. Suzanne Hayes
Assistant Director
United States Securities and Exchange Commission
September 28, 2012

The hypothetical transfer of assets and liabilities from All Other to reporting units is completed due to the large majority of the assets and liabilities that are assigned to All Other, specifically those used in the ALM process, being centrally managed with the related earnings being allocated to the reporting units through the funds transfer pricing process. The amount of earnings allocated to the reporting units is based on costs of funds applicable to each reporting unit. Therefore, to ensure the hypothetical assignment of the assets or liabilities to reporting units is done in a consistent manner, the Corporation assigns the assets and liabilities based on the funds transfer pricing methodology. This allocation is performed by considering reporting unit's assigned net assets and allocated equity (“net position”) and then allocating either a hypothetical asset or liability to the reporting unit's net position to fill out or complete the reporting unit's balance sheet. For example, if the Consumer and Business Banking reporting segment had a net assets, based on its assigned assets and liabilities, of $150 and the Corporation determined that their applicable allocated equity was $50, then $100 of liabilities would be hypothetically assigned from All Other to the Consumer and Business Banking segment. The hypothetical transfer would be considered to have been completed at terms that have similar interest rate sensitivity and maturity characteristic of the reporting unit's assets and liabilities. Therefore, the hypothetical liability's fair value is consistent with the liability a market participant would expect the segment to have incurred if it were a standalone entity.

The average balances of the significant assets and liabilities assigned to All Other, prior to any hypothetical transfers, for the year ended December 31, 2011 primarily consisted of:

•
$284 billion of loans and leases, including those utilized in the Corporation's ALM activities, residential mortgages and discontinued real estate loans managed by Legacy Asset Servicing, and international credit card portfolios,

•	$314 billion of investment securities, primarily used in the ALM portfolio,

•	$112 billion of cash and cash equivalents,

•	$421.2 billion in long term debt,

•	$83 billion of other borrowed funds

•	$49 billion of deposits.

As noted in our May 25, 2012 response to comment 3 of the Staff's letter dated May 3, 2012, the capital in All Other has grown in recent reporting periods as a result of various strategies and actions the Corporation has taken to divest non-core businesses and reduce legacy assets and risk overall in an effort to support expected future increases to required regulatory capital. With more stringent regulatory capital requirements coming into effect in the future and applicable to market participants, this build-up is expected to continue to increase. As noted in our response to comment 3c, the Corporation has built-up a “capital buffer” of approximately $90 billion, which is supported through cash and highly liquid assets. As the fair value of the reporting units is based on a hypothetical exit price, the excess capital contained in the “capital buffer” would not be assigned to the reporting units. Another important consideration is that cash is not deployed to the reporting units as it has no value when determining economic capital. Therefore, cash is specific to All Other. As the Corporation has continued to build-up its cash position, the excess capital related to these cash positions has remained in All Other.

In light of the significant changes and proposed changes in regulatory capital rules and as market demand for capital levels increases, we are evaluating modifications to our internal capital allocation methodology.

Ms. Suzanne Hayes
Assistant Director
United States Securities and Exchange Commission
September 28, 2012

Such modifications would likely result in a portion of the excess capital being assigned to the segments. This could be accomplished through a contribution of cash to generate greater returns at the applicable reporting units. We are also currently performing an assessment and considering a refinement of the current funds transfer pricing process that may result in the allocation of more capital to the various businesses. Such an action will in turn redefine the allocated equity we use as a proxy for the carrying value of the reporting units when performing goodwill impairment testing. This adjustment would be completed through a capital contribution of cash to the segment which would result in an increase in both the book capital and the fair value of the reporting unit. If such an allocation had been done in prior years, the allocation would not have had an impact on prior goodwill impairment testing results as both the allocated equity and fair value analysis would be increased by the amount of the capital contribution/allocation.

b.
With respect to the significant assets and liabilities that make up the excess capital or residual capital amount, please discuss whether those assets and liabilities meet the criteria in ASC 350-20-35-39 to be assigned to a reporting unit other than All Other. Please also consider ASC 350-20-35-40 in your response.

Response: Currently, as described above, the biggest contributor to excess capital is cash and highly liquid assets, which were built up to support the Corporation's strategy to increase its liquidity position and expected future increased regulatory requirements. As our allocated equity process considers only the amount of capital required by a market participant, the buildup of cash and highly liquid assets were not applicable to the segment's businesses and not deployed to the segments. As these assets have not been deployed into the reporting segments, they would not have been required to be allocated in accordance with ASC 350-20-35-39 nor would they have been considered in the reporting unit's fair value. Additionally, as the reporting segments did not benefit from the buildup of this cash and highly liquid assets, these assets are not be required to be allocated in accordance with ASC 350-20-35-40. As mentioned above, management continues to assess the overall methodology including whether the assets should be deployed into the reporting segments. If the amounts are deployed, the allocated equity and fair value of the segments will increase by the amount of capital deployed, adjusted for changes applicable to current market data as compared to the date of the prior goodwill tests.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note10 Goodwill and Intangible Assets, page 213

5.
We note your response to prior comment 12 of our letter dated May 3, 2012. In the interest of transparency, please revise your disclosure in future filings to clearly indicate when a qualitative assessment of goodwill impairment is performed, the specific reporting units that were qualitatively assessed for impairment, the triggering events that led to such an assessment, and a discussion of the relevant events and circumstances that were considered in determining whether it was more likely than not that the fair values of the respective reporting units were less than their carrying amounts.

Ms. Suzanne Hayes
Assistant Director
United States Securities and Exchange Commission
September 28, 2012

Response: In future filings, beginning with the Form 10-Q for the quarterly period ended September 30, 2012, we will provide the disclosures requested above when we perform a qualitative assessment of goodwill impairment.

6.
As a related matter, please revise your future filings to ensure that disclosures regarding the carrying values and fair values of your reporting units in the aggregate are provided on a consistent basis. For example, with respect to your disclosure on page 124 that the aggregate fair value of your reporting units was $210.2 billion at June 30, 2011, please clarify that this represents the fair values of only those reporting units with assigned goodwill and disclose the aggregate carrying value of these reporting units on the same basis.

Response: We will revise future filings, beginning with the Form 10-Q for the quarterly period ended September 30, 2012, to clarify that the aggregate fair value represents the fair values of only those reporting units with assigned goodwill and will also disclose the aggregate carrying value of these reporting units on the same basis.

Form 10-Q for Quarterly Period Ended June 30, 2012

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Performance Overview, page 7

7.
We note that your provision for credit losses was $1.9 billion and $3.5 billion lower than net charge-offs for the three and six months ended June 30, 2012, resulting in a reduction in your allowance for credit losses which you attribute to improved trends in your home equity and residential mortgage portfolios partially offset by stabilizing portfolio trends in your credit card and core commercial portfolios. These allowance reductions are in addition to the $7.2 billion reduction during the year ended December 31, 2011 and the $6.1 billion reduction during the year ended December 31, 2010. Given the significance of these reductions, and the fact that you state on page 118 that you expect further reductions in the allowance, excluding the valuation allowance for PCI loans, to continue in the near term, though at a slower pace than 2011, in both your response and your future filings, please provide more granular disclosure of the factors that resulted in the allowance reduction. As part of your discussion, address the following:

Response: We note that your comment above is referenced to the Performance Overview section of the MD&A which is utilized to provide a summary outlook on our performance. We have used our Credit Risk Management section to provide a more granular discussion on the credit risk factors affecting our overall performance. In our future filings, we will expand our disclosures within the Credit Risk Management section of the MD&A, beginning with the Form 10-Q for the quarterly period ended September 30, 2012, to include a more granular disclosure of the factors contributing to a reduction in the allowance in the current period, as well as additional descriptions of significant factors that typically drive the allowance higher or lower, as appropriate.

Ms. Suzanne Hayes
Assistant Director
United States Securities and Exchange Commission
September 28, 2012

a.
Discuss the positive and negative credit quality trends you considered in determining your allowance for each portfolio and relate this discussion to your disclosure on page 82 concerning the impact that global and national economic uncertainty, home price declines, and regulatory reform continue to have on your credit portfolios.

Response: As discussed beginning on page 118 of the Form 10-Q, our allowance is comprised of two components that are combined to estimate losses that have been incurred as of the balance sheet date. The first covers impaired loans, which include loans that have been modified in a troubled debt restructuring and nonperforming commercial loans, and the second covers the remaining loans and leases. The second component includes modeled base reserves, which are principally driven by historical loss experience and current portfolio characteristics, economic and imprecision reserves, which are maintained to cover probable losses that have been incurred but have not yet been specifically identified and are not fully captured in the base reserves. The credit quality trends that are discussed in our response to this comment 7(a) directly impact the calculation of our base reserves and indirectly impact the calculation of our economic and imprecision reserves, which are discussed in our responses to comments 7(b) and 7(c). The reference to certain risk factors on page 82, including global and national economic uncertainty, home price declines, and regulatory reform, is intended to inform the investor that external factors could have a negative impact on future performance of the portfolio. However, we do not incorporate expectations about future conditions into the measurement of incurred losses as of the balance sheet date.

As we note on page 82, overall credit quality continued to show improvement during the second quarter of 2012, evidenced by further decreases in charge-offs, nonperforming balances and criticized balances. The improvement in credit quality impacts the allowance as we use loss forecast models to estimate future charge-offs as confirmation of losses incurred as of the balance sheet data. These loss forecast models are used to calculate base reserves and consider historical loss experience, estimated defaults, delinquencies, economic trends, credit scores and, for consumer real estate loans, refreshed LTV or CLTV and changes in the Home Price Index (HPI). As forecasted charge-offs decline, base reserves will also decline.

Table 29 of the Form 10-Q presents net charge-off and related ratios for consumer loans and leases, with trends indicating an improvement in credit quality. For example, the net charge-off ratio for the U.S. credit card portfolio decreased from 7.29% to 5.27% of average outstanding loans for the three months ended June 30, 2011 and 2012. Similarly, the net charge-off ratios for residential mortgages and home equity loans decreased from 1.67% to 1.16% and from 3.84% to 3.00%, respectively, and overall consumer net charge-offs decreased from 3.27% to 2.25% over that same period.

A key factor affecting the base reserves for consumer loans is delinquencies. Tables 31 and 33 of the Form 10-Q show decreases in accruing residential mortgage loans and home equity loans past due 30 days or more, from $3.95 billion to $3.40 billion (from 2.49% to 2.27% of outstanding loans), and $1.66 billion to $1.22 billion (from 1.47% to 1.14% of outstanding loans), respectively, from December 31, 2011 to June 30, 2012 (all amounts excluding Countrywide PCI loans and loans that are fully-insured and have no credit risk). In addition, nonperforming residential mortgages loans decreased from $15.97 billion to $14.62 billion (from 10.08% to 9.79% of outstanding loans) from December 31, 2011 to June 30, 2012. Similarly, as shown in Table 39 for the U.S. credit card portfolio, loans 30 days or more past due decreased from $3.82 billion to $2.95 billion (from 3.74% to 3.13% of outstanding loans) from December

Ms. Suzanne Hayes
Assistant Director
United States Securities and Exchange Commission
September 28, 2012

31, 2011 to June 30, 2012, and accruing loans 90 days or more past due decreased from $2.07 billion to $1.59 billion (from 2.02% to 1.69% of outstanding loans) over that same period.

Refreshed FICO scores are another key factor affecting the base reserves for consumer loans. Data provided in Note 5, Outstanding Loans and Leases, of the Form 10-Q demonstrate that refreshed FICO scores within the specified ranges (less than 620, 620 to 679, 680 to 739, and greater than or equal to 740) remained relatively constant as a percentage of outstanding loans (excluding fully insured loans and loans that are evaluated using other internal credit metrics) for most portfolios from December 31, 2011 to June 30, 2012.

Specific to the residential mortgage and home equity portfolios, HPI is a primary factor in our loss forecasting. Recent trends of increases in HPI have resulted in lower loss estimates and thus lower base reserves on this portfolio. However, uncertainties pertaining to the use of HPI data, which are aggregated on a lagged basis, are also considered in the calculation of economic and imprecision reserves, as discussed in our response to comment 7(b).

Within the Commercial portfolio, significant factors we consider include the absolute level and trends of reservable criticized and non-performing loans, as those loans have the highest probability of default resulting in a loss. As presented in Table 48 of the Form 10-Q, commercial utilized reservable criticized exposures decreased from $27.2 billion to $20.4 billion (from 7.41% to 5.64% of total commercial utilized reservable exposure) from December 31, 2011 to June 30, 2012, which is a 66% decline from the peak in the third quarter of 2009. Similarly, Table 45 of the Form 10-Q illustrates that non-performing commercial loans declined from $6.4 billion to $4.7 billion (from 2.02% to1.49% of outstanding commercial loans) from December 31, 2011 to June 30, 2012, which is a 63% decline from the peak in the fourth quarter of 2009. Additionally, the improving quality of the portfolio can be seen in lower charge-offs and higher recoveries. For example, net charge-offs as a percentage of average outstanding commercial loans declined from 0.68% to 0.49% during the three months ended June 30, 2011 and 2012, respectively, as compared to 3.09% during the peak three-month period ended September 30, 2009. As portfolio performance improves, the base reserves generally decrease to reflect the lower level of probable losses inherent in the portfolio at the balance sheet date.

b.
Provide further insight into how these economic factors are considered in your allowance and the quantitative effect of this component on your total allowance. For example, we note your disclosure on page 119 that in addition to models derived using historical experience, you also use judgment in considering the effect on probable losses inherent in the portfolios due to the current macroeconomic environment and trends, inherent uncertainty in models and other qualitative factors. Clarify in more detail how this is performed and discuss the types of data that would affect this component the most.

Response: As discussed above, we maintain economic and imprecision reserves to cover probable losses that have been incurred but have not yet been specifically identified and are not fully captured in the base reserves. Due to the degree of difficulty and inherent imprecision in measuring such losses, determining the appropriate level of economic and imprecision reserves requires a significant degree of judgment.

Ms. Suzanne Hayes
Assistant Director
United States Securities and Exchange Commission
September 28, 2012

Our method for assessing these uncertainties consists of two steps. First, we use a Monte-Carlo simulation to estimate a range of probable incurred losses, using the same economic assumptions as used in our base model. The results provide a statistically-based range within which probable losses for the portfolio should be measured. Second, we use a qualitative assessment process to establish the level of economic and imprecision reserves within the range of probable loss outcomes determined through the Monte-Carlo simulation, adjusted if necessary for specific incremental risk factors. Through this qualitative assessment process, we identify risk and sources of imprecision that would cause the measurement of probable losses to differ from a measurement based solely on historical loss experience. The factors evaluated in this assessment include nine specific factors articulated in the OCC's “Interagency Policy Statement on the Allowance for Loan and Lease Losses” (December 2006) as well as other factors specific to the portfolio. The nine factors include changes in lending policies and procedures; changes in economic and business conditions; changes in the nature and volume of the portfolio; changes in lending management; changes in the volume and severity of past due loans, nonaccrual loans, and adversely classified loans; changes in quality of the loan review system; changes in the value of underlying collateral; the existence and effect of any concentrations of credit; and the effect of other external factors such as competition and legal and regulatory requirements. The result of this assessment is a qualitative assignment of risk as to whether the base reserves have adequately captured the impact of changing portfolio trends, new business or underwriting changes, or other factors.

The types of data most likely to affect the determination of economic and imprecision reserves varies by portfolio and can change in response to trends in economic conditions but will include factors that, in our assessment, result in measurement uncertainties that have not been adequately represented in the historical loss data used in the loss forecasting models for the base reserves. For example, in our consumer real estate portfolio, the HPI is a primary factor in our loss forecasting. Due to the time lag in publication of the data and the way in which market data is aggregated in producing the HPI, the use of this factor in our loss forecasting models is inherently imprecise. We therefore assess the trends and variability of HPI in determining the amount of economic and imprecision reserves for consumer real estate. Economic and imprecision reserves for the credit card portfolio may be significantly impacted by recent trends in unemployment and bankruptcy filings, while our home equity loan portfolio is impacted by both unemployment (which affects the probability of default) and HPI (which affects the loss given default).

In the Commercial portfolio, while a large single-name, high grade default may be included in the historical loss data used in the base reserves, its impact may be diminished because overall, loans with strong risk ratings have lower likelihood of default. Thus, our view as to the likelihood of multiple high grade defaults, which are informed by macro economic conditions and trends, will impact the level of economic and imprecision reserves that may be required.

Our qualitative assessment also considers specific facts and circumstances that are applicable to unique portfolio segments. One example is our portfolio of junior lien mortgage loans that are current or less than 90 days past due. If the underlying first lien mortgage loan is held by a third party and the borrower has more than one first lien loan, we do not have sufficient visibility into the data to know whether the first lien loan associated with our junior lien loan is delinquent. Therefore, we have to make certain assumptions in our loss forecasting models. Through our qualitative assessment process, we have determined that the risk of imprecision in the loss forecasting model is high due to this factor and

Ms. Suzanne Hayes
Assistant Director
United States Securities and Exchange Commission
September 28, 2012

therefore have determined that higher economic and imprecision reserves are warranted.

c.
You also state on page 119 that included in this second component of the allowance are reserves that are maintained to cover uncertainties that affect your estimate of probable losses including domestic and global uncertainty, large single name defaults, significant events which could disrupt financial markets and model imprecision. Provide expanded disclosure discussing the factors that would drive this component higher or lower and provide an indication of the significance of this component. For example, would you expect this amount to be higher or lower in times of improving credit trends versus deteriorating credit trends?

Response: As discussed in our response to comment 7(b) above, the factors most likely to affect the determination of economic and imprecision reserve vary by portfolio and can change in response to trends in economic conditions. These factors will result in higher economic and imprecision reserves when, in our qualitative assessment, we determine the current state or impact of such factors would not be adequately represented in the historical loss data. Depending on the type of uncertainty, the impact to the economic and imprecision reserve may be discrete (for example, current junior lien loans behind delinquent first lien loans) or evaluated in combination with other uncertainties because the factor, by its nature, is not separately quantifiable (for example, domestic and global uncertainty). In both cases the objective is to estimate a probable loss that is not yet captured by the base reserves. Periods of rapidly improving and deteriorating credit, particularly at inflection points in the credit cycle, would tend to be marked by increased uncertainty in the factors that affect the modeled base reserves. So in general, and absent inconsistent evidence or other influencing factors to the contrary, we would expect the amount of economic and imprecision reserves to be higher during periods of deteriorating credit, only to be lowered as the credit cycle improves.

d.
Tell us whether you have made any changes to the historical loss periods used for any of your products during the past two years. If so, please describe the changes and discuss how these changes affected the qualitative component of the allowance discussed above.

Response: We evaluate the historical loss periods used to calculate our base reserves annually to ensure they are applicable to the current environment. For the past two years, we have utilized loss periods beginning January 1, 2000 and ending with our most current information for substantially all of our loan portfolios. While we extended the time period to include the most recent periods available, we did not change the beginning date for the loss periods used as we felt the losses during this period were still relevant to our current estimates. Other than these changes, which did not affect the qualitative component of economic and imprecision reserves, we have not made any changes to the historical loss periods used in our loss forecast models during the past two years.

Capital Management - Regulatory Capital, page 68

Regulatory Capital, page 69

8.	We note your discussion of your regulatory capital ratios and amounts on pages 69 and 72, as compared to the minimum required amounts. Please tell us why you base the minimum required

Ms. Suzanne Hayes
Assistant Director
United States Securities and Exchange Commission
September 28, 2012

calculations on the minimum required for an adequately capitalized institution as opposed to the minimum required for a well capitalized institution. Additionally, to the extent that you believe it is appropriate to continue to compare your ratios to the minimum required for an adequately capitalized institution, please provide additional disclosure indicating that you could be subject to additional restrictions on your business activities or additional regulatory supervisory action should you only be adequately capitalized. Please refer to ASC 942-505-50-1B.

Response: We believe that our disclosures in Note 18 - Regulatory Requirements and Restrictions in the Corporation's 2011 Annual Report on Form 10-K meets the disclosure requirements of ASC 942-505-50. However, we will modify the disclosure in future filings, beginning with the Form 10-Q for the quarterly period ended September 30, 2012, to present the “minimum required” calculations for a “well capitalized” institution.

Regulatory Capital Changes, page 70

9.
We note your disclosure on page 71 of certain regulatory capital metrics (e.g., Tier 1 common capital ratio and risk-weighted assets) on a Basel 3 fully-phased in basis as of June 30, 2012. Given that these metrics are not currently required to be disclosed by GAAP, Commission rules or banking regulatory requirements, they would appear to be non-GAAP measures under Item 10 of Regulation S-K. As such, please clearly label these measures as non-GAAP in your future filings and show how such measures have been calculated.

Response: We will modify future filings, beginning with the Form 10-Q for the quarterly period ended September 30, 2012, to identify the Basel 3 Tier 1 common equity and risk-weighted assets as non-GAAP measures, until these measures are fully adopted and required by U.S. regulatory agencies. Additionally, we will include a reconciliation of the Basel 3 measures to Basel 1 GAAP measures.

Credit Risk Management, page 82

Table 33 - Home Equity - Key Credit Statistics, page 91

10.
We note your disclosure in footnote (2) that beginning in the first quarter of 2012, home equity FICO metrics reflected an updated scoring model, which resulted in the December 31, 2011 refreshed FICO scores below 620 decreasing from 13% of the population on a reported basis to 10% and the refreshed FICO scores for home equity excluding Countrywide Purchased Credit-Impaired Loans decreasing from 12% to 9% as of December 31, 2011. Please describe the change in scoring model in more detail, whether you changed the source of the data, and why only the home equity FICO scoring model was affected.

Response: We use a credit scoring model provided by Fair Isaac Corporation (FICO) as a credit quality indicator of our consumer loan customers. Over the years, FICO has released enhanced versions of its scoring model. FICO 8 is the most recent U.S. version in which the enhancements resulted in a change to certain consumers' credit score as compared to FICO 4. According to the publication “FICO® 8 Score”, issued by FICO, FICO 8 was enhanced to identify and to better reflect the degree of consumers bad credit

Ms. Suzanne Hayes
Assistant Director
United States Securities and Exchange Commission
September 28, 2012

behavior in addition to identifying consumers that are “piggybacking”, which is a practice where consumers deceptively boost their credit score by paying to be added to someone else's seasoned and good credit account. An example of the enhancement would be the scenario where a consumer is in arrears in one area but have a number of other accounts in good standing. In this scenario, FICO 8 will better consider the amount of good versus bad behavior in predicting the likelihood of repayment, with a higher likelihood resulting in a higher (and better) credit score. The above enhancements could affect a consumers credit score up or down depending on their own situation, (i.e., their own amount of good versus bad behavior, whether they are or are being piggybacked).

In the first quarter of 2012, we moved our home equity portfolio from the FICO 4 version to the FICO 8 version as we believe it is a better representative view of the credit profile of our home equity borrowers. In 2011, we transitioned our credit card, consumer portfolio, and our U.S. small business portfolio to FICO 8. Currently, the residential mortgage portfolio is our only portfolio that remains using the FICO 4 version. We have not moved this portfolio to FICO 8 as this would misalign the portfolio with the FICO 4 scoring model being used by the GSEs. We anticipate keeping our residential mortgage portfolio on the same FICO model used by the GSEs.

Table 43 - Nonperforming Consumer Loans and Foreclosed Properties Activity, page 100

11.
Please tell us why the transfers to foreclosed properties line item in Table 43 or in Table 52 for commercial loans does not reconcile to the new foreclosed properties line item in the foreclosed properties rollforward in the same section. In this regard, we note the transfers to foreclosed properties line item has an amount substantially below the new foreclosed properties line item for consumer loans, but the opposite is true for the commercial loans in Table 52. Please advise, and revise your disclosures in future filings to clarify the factors that drive this outcome.

Response: There are several factors that drive the differences in the “transfers to foreclosed properties” line item and the “new foreclosed properties” line item in Tables 43 and 52, respectively. As disclosed on page 100, “new foreclosed properties” are net of charge-offs that were recorded during the first 90 days after the transfer of a loan into foreclosed properties. While this factor affects both tables, it is the primary driver of the differences in Table 52. Several other factors affect Table 43 but have limited or no impact on Table 52. For example, as disclosed in the last paragraph on page 99, real estate acquired through foreclosure of loans in our PCI portfolio, which consists of consumer loans, is included in “new foreclosed properties” but the PCI loans themselves are excluded from our nonperforming loan disclosures. “New foreclosed properties” may also include properties acquired in connection with newly-consolidated subsidiaries, including residential mortgage loan securitization trusts, and purchases of foreclosed properties in connection with our representations and warranties obligations. These are the primary reasons that “new foreclosed properties” are greater than “transfers to foreclosed properties” in Table 43. These factors are summarized as follows:

Ms. Suzanne Hayes
Assistant Director
United States Securities and Exchange Commission
September 28, 2012

	Three Months Ended		Six Months Ended
	June 30		June 30
Dollars in millions	2012	2011	2012	2011

Table 43, Consumer Foreclosed Properties Activity
Transfers from nonperforming loans to foreclosed property	$192	$408	$594	$794
Other activity:
Charge-offs recorded within 90 days of transfer	(60)	(99)	(201)	(160)
Transfers from the PCI portfolio	57	245	215	433
Repurchases due to reps & warranties	11	85	37	108
Consolidation of RMBS trusts	4	158	5	158
Reclassification from Commercial to Consumer	—	84	—	84
Other	(14)	49	88	119
New foreclosed properties	$190	$930	$737	$1,536

Table 52, Commercial Foreclosed Properties Activity
Transfers from nonperforming loans to foreclosed property	$109	$241	$172	$441
Other activity:
Charge-offs recorded within 90 days of transfer	(26)	(27)	(45)	(96)
Reclassification from Commercial to Consumer	—	(84)	—	(84)
New foreclosed properties	$83	$130	$127	$261

We will add a qualitative footnote to each of the tables in future filings beginning with the Form 10-Q for the quarterly period ended September 30, 2012 to describe the factors, if any, causing the disparities in the referenced tables.

Non-U.S. Portfolio, page 114

Table 62 - Selected European Countries, page 117

12.
We refer to footnote (4) which states that your hedges and credit default protection column represents unapplied net credit default protection purchased based on the credit default protection notional amount assuming zero recovery adjusted for any fair value receivable or payable. Please address the following:

a.
Clarify and consider revising your disclosure in future filings to more clearly discuss how you calculate this amount, what you believe that it represents, and why you believe this presentation is useful to you and investors. Specifically, address how the amount reported differs from fair value and notional amounts, and consider separately quantifying fair value and notional amounts in a footnote to your tabular disclosure.

Response: The amounts represented in the 'Hedges and Credit Default Protection' column represent the maximum amount the Corporation would receive in the event of losses on the underlying assets. We will

Ms. Suzanne Hayes
Assistant Director
United States Securities and Exchange Commission
September 28, 2012

revise the disclosure in future filings, beginning with the Form 10-Q for the quarterly period ended September 30, 2012, to clarify how the hedges and credit default protection amounts are calculated, their purpose, and how the presented amounts differ from the fair value and/or notional amounts.

b.
Clarify what you mean by unapplied net credit default protection. In this regard, we also note your disclosure on page 116 which refers to this credit default protection as previously unapplied hedges.

Response: The “Funded Loans and Loan Equivalents”, “Unfunded Loan Commitments” and “Net Counterparty Exposure” columns of our disclosure are presented excluding any hedges and/or net credit default protection purchased, as this is how they are viewed by management. The “Securities / Other Investments” column is presented net of credit default protection purchased and offsetting short positions on a single name basis to but not below zero. The term “unapplied” is used to clarify the dollar amount of hedges and credit default protection that mitigate the risk to the amounts listed in the “Country Exposure” column. We will expand our disclosures, beginning with the Form 10-Q for the quarterly period ended September 30, 2012, to clarify the meaning of the above terms.

c.
Revise your future filings to clarify whether net credit default protection represents CDS protection purchased, net of CDS protection sold and if not, clearly explain how CDS protection sold is reflected in your table. Please also consider revising your future filings to provide supplemental disclosure that shows both the notional amount and fair values of CDS protection purchased and sold by country.

Response: Beginning with the Form 10-Q for the quarterly period ended September 30, 2012, we will revise our disclosures to clarify that the “net credit default protection” is net of CDS protection sold. Additionally, we will disclose the aggregate gross and net notional amounts and fair values of CDS purchased and sold by country.

d.	Clarify whether the column titled net counterparty exposure contains any CDS derivatives, or whether they are all reflected in the hedges and credit default protection column.

Response: The “Net Counterparty Exposure” column includes CDS derivatives. The column shows our counterparty risk associated with the fair value of the derivative. If we have purchased a hedge or credit default protection against this risk it would be presented in the “Hedges and Credit Default Protection” column. The hedges and credit default protection against the risk associated with securities and other investments are presented net in the “Securities/Other Investments” column. We will expand our disclosure to provide clarification for this presentation, beginning with the Form 10-Q for the quarterly period ended September 30, 2012.

Market Risk Management - Trading Risk Management, page 123

13.
We note that you continually review, evaluate and enhance your VaR model so that it reflects the material risks in your trading portfolio. Please respond to the following and expand your disclosure in future filings as appropriate:

Ms. Suzanne Hayes
Assistant Director
United States Securities and Exchange Commission
September 28, 2012

a.	Tell us the number of different VaR models that are used to determine your total trading VaR, and discuss the drivers regarding the need to use multiple different models.

Response: We only use one model, which is a historical simulation model incorporating three years of historical data designed to calculate the loss to the trading portfolio at a 99% confidence level. In addition to this calculation, we perform additional analysis, which is described below, to capture risks not captured in the model. This additional analysis results in additions to the results of the VaR model calculation.

b.
Tell us how all of the different VaR models used are aggregated to arrive at your total trading VaR as well as the individual market risk categories disclosed. For example, clarify whether you simply aggregate the outputs from the different models or whether adjustments are made, and if so, how the adjustments are determined.

Response: As described in our response above, we utilize only one VaR model.

c.	Discuss the type of risks excluded from your VaR calculation and the reasons why such risks are excluded.

Response: We do not specifically exclude any risks from the VaR calculation. However, there are certain risks that are not included in VaR. These would include items such as inputs into pricing models for trading products that are not adequately captured in the VaR model. These types of risk are generally not primary risks and arise from (i) very illiquid historical data (an input that is quoted once a month or less frequently) (ii) types of exotic model inputs (iii) types of basis risk (missing granularity) and (iv) types of approximation errors in pay off functions (cross risks). These risks, known as Risks Not in VaR (“RNiVs”), are identified through a variety of sources, including regulatory reports, model validation reports, and risk management self identification. These risks are quantified and documented and, if material, are supplemented to the VaR model results.

d.
Tell us whether the VaR models used for regulatory capital purposes are the same as the VaR models used for your market risk disclosures. To the extent that certain of the models used for both purposes differ, please tell us the drivers behind those differences.

Response: The VaR models used are the same. However, the population used in the VaR model for our regulatory capital and our market risk disclosures are different due to limitations on the population imposed by the regulatory rules. For example, our regulatory VaR includes CVA hedges but these CVA hedges are excluded from the VaR model used in our market risk disclosures.

e.
Discuss the process and validation procedures in place prior to implementing significant model and assumption changes. For example, discuss the approval process required, back-testing procedures performed, and periods of parallel model runs before implementation.

Response: Changes to the VaR model must be documented and go through an approval process prior to implementation. The documentation includes a description of the requested change, the reason for the

Ms. Suzanne Hayes
Assistant Director
United States Securities and Exchange Commission
September 28, 2012

change, a description of the implementation process required to make the change to the VaR infrastructure, and results and/or impact analysis of the change. The approval process begins with the submission of a Change Request Form that receives a level of approval (e.g., full, provisional, limited scope or conditional) from two BAC governance committees (the “VaR Methodology and Modeled Capital Steering Committee” and the “Global Banking and Markets Model Risk Control Committee”) depending on the impact, technology requirements, and urgency of the request.

The submission process includes sample test results that illustrate the updated model performance, both within and at the boundaries of its theoretical limitations. Proposed changes to the VaR methodology have developmental evidence showing the effect of the change prior to implementation of the change. Developmental evidence includes the evaluation of hypothetical portfolios, when appropriate, to ensure that the VaR model is able to account for particular structural features that may arise. Parallel model runs are followed for a limited period of time. The governance committees have the responsibility to report material changes to senior management.

f.
To the extent that all or some of your VaR models used for your market risk disclosures are different than those used to calculate regulatory capital, please tell us whether the model review process and model oversight processes are the same for both. As part of your response, please clarify when approval is required from any of your regulators regarding VaR model changes.

Response: As noted above, the VaR models are the same noting that approval is required from applicable regulatory authorities for any VaR model changes that affect the regulatory capital VaR results by $10 million or more for either the Corporation or BANA.

g.
Tell us whether any of the stress testing scenarios for the trading portfolio contemplate the exit of certain countries from the Eurozone, a complete break-up of the Eurozone and/or other actions that could lead to redenomination/devaluation risk.

Response: We have performed three different stress tests for Eurozone break-up. The tests are based on the following three different scenarios: (i) semi-orderly exit of Greece from the Eurozone (ii) a semi-orderly exit from the Eurozone of Portugal, Ireland and Greece and (iii) a complete break-up of the Eurozone.

h.	Given that your VaR models evolve over time, tell us how you consider when disclosure is required under Item 305(a)(4) of Regulation S-K regarding model, assumptions and parameter changes.

Response: In response to 13.a, we described the events leading to updates of our VaR model. If a change is made to key model characteristics, assumptions, and parameters, the governance committee is responsible for considering the materiality of the change and, when appropriate, escalating the change ultimately to the Corporation's Disclosure Committee for disclosure consideration in accordance with Item 305(a)(4) of Regulation S-K.

Ms. Suzanne Hayes
Assistant Director
United States Securities and Exchange Commission
September 28, 2012

Item 1. Financial Statements

Notes to Consolidated Financial Statements

Note 3 - Derivatives, page 146

Derivatives Designated as Accounting Hedges, page 149

14.
We note your tabular disclosure of derivatives designated as fair value hedges and the related amounts of hedge ineffectiveness recorded for the periods presented. Please tell us why the amount of hedge ineffectiveness was so large for interest rate risk on long-term debt for the six months ended June 30, 2012 and 2011. As part of your response, please tell us how you determined these hedging relationships are expected to remain highly effective.

Response: The hedge ineffectiveness related to fair value hedges of interest rate risk on long-term debt is substantially all due to the off-market value (i.e., fair value other than zero) of the derivatives that existed at the inception of a certain hedge relationship. More specifically, as part of the Corporation's acquisition of Merrill Lynch & Co. (MLCO), we acquired multiple receive-fixed pay-variable interest rate swaps (the off-market derivatives) that were being used to hedge the benchmark interest rate risk on certain MLCO long-term debt. On January 1, 2009 (the acquisition date), and in accordance with ASC 815-20-25-3(b) and 25-3(c), the Corporation re-designated the instruments in hedging relationships, with the current par value of the long-term debt in these hedging relationships approximating $40 billion. Upon re-designation, the fair value of the off-market derivatives was significant and notably, if held to maturity, will decrease to zero over the remaining life of the instrument. The change in fair value of the off-market derivatives related to the acquisition date fair value is included as part of our hedge ineffectiveness, which is recorded in net interest income. There is also a purchase accounting adjustment (PAA) on the acquired long-term debt that is being amortized in net interest income that largely offsets the amount of hedge ineffectiveness related to the acquisition date fair value of the off-market derivatives. The PAA amortization on the long term debt is not part of the hedging relationship, and accordingly is not characterized as hedge ineffectiveness.

Our assessments of hedge effectiveness (both at inception and quarterly thereafter) were based on a regression analysis comparing the periodic change in fair value of the debt as a result of changes in the benchmark interest rate versus the periodic change in fair value of the derivative. The change in value of the derivatives used in our regression analysis considers the acquisition date fair value of the derivatives decreasing to zero. The results of the regression analysis provided support, as of and for each reporting date, that the hedge relationship was and was expected to be highly effective. Our regression analysis considers the R-squared, the slope coefficient and the F-statistic metrics whereas when the results of these metrics are .8 or higher, between -.8 and -1.25, and at a 95% confidence level, respectively, the hedge relationship is considered effective. We will continue to utilize the same regression analysis for future period hedge effectiveness assessments.

Ms. Suzanne Hayes
Assistant Director
United States Securities and Exchange Commission
September 28, 2012

Derivative Valuation Adjustments, page 155

15.
We note that you record valuation adjustments on derivative instruments to reflect counterparty or own credit risk. We also note that you have recorded significant DVA losses on derivatives in recent periods as well as negative fair value adjustments on structured liabilities and that these valuation adjustments tend to be volatile due to tightening/widening of your own credit spreads and changes in counterparty credit quality. Please respond to the following:

a.	Revise your future filings to disclose the models and significant assumptions used to determine your derivative valuation adjustments.

b.	Provide this same information for own credit risk valuation adjustments on structured liabilities. Please specifically consider providing these disclosures within your fair value footnote.

c.
Expand your disclosure to discuss the difference between the gross and net amounts shown in the table. As part of your expanded disclosure, please explain why the gross amount could be positive, but the net amount could be negative for certain periods.

d.
Please clarify your disclosure regarding how the signs work for derivative assets and derivative liabilities. For example, clarify whether a positive amount results in an increase or decrease to the derivative liability.

Response: We will expand our disclosures, beginning with the Form 10-Q for the quarterly period ended September 30, 2012, to more fully clarify the effect of the requested information on the applicable derivatives and/or structured liabilities.

Note 5 - Outstanding Loans and Leases, page 162

Impaired Loans and Troubled Debt Restructurings, page 168

16.
We note your disclosure that a loan modified in a TDR that is on accrual status may also be removed from TDR status if it bore a market rate of interest at the time of modification. We also note your response to prior comment 9 of our letter dated May 3, 2012. Please address the following:

a.
In your response you state that the refinancing of a TDR designated loan may be accounted for as a new loan when certain conditions are met. Please confirm that you are referring to situations in which a loan that was previously modified in a TDR is re-modified.

Response: We confirm that our response referred to situations in which a loan that was previously modified in a TDR is “re-modified”.

Ms. Suzanne Hayes
Assistant Director
United States Securities and Exchange Commission
September 28, 2012

b.
Clarify whether such re-modified loans are not considered to be TDRs due to the new terms not representing a concession or whether the borrowers were no longer experiencing financial difficulty, or both.

Response: Such re-modified loans are not considered to be TDRs due to both the new terms not representing a concession and the borrower no longer experiencing financial difficulties.

c.	Describe the circumstances under which a loan previously modified in a TDR would be re-modified and describe the types of modifications made under this policy.

Response: Re-modifications of loans that were previously modified in a TDR that result in a new loan which is not considered to be a TDR are not common. With regard to commercial loans, this may occur in instances where the financial condition of the borrower has improved significantly and the borrower is no longer in financial difficulty. Such re-modifications are typically made when the loan is approaching maturity and the borrower is seeking a refinancing. The terms of the re-modified loan do not represent a concession as the loan is underwritten in accordance with the current underwriting requirements for any new loan, including an interest rate that is considered market based on the current risk rating of the borrower.

We do not have a formal program whereby residential mortgage loans are re-modified and are considered to be new loans. However, a borrower may request to refinance a loan if market rates have declined below the rate on the modified loan. If the financial condition of the borrower has improved such that the loan can be underwritten in accordance with current underwriting requirements for a new loan, the loan may be refinanced at a market rate of interest. The terms of the re-modified loan do not represent a concession, and the loan is not considered to be a TDR. We believe such re-modifications are not likely to occur until several years after a loan has been restructured in a TDR because the factors that led to its status as a TDR would make it ineligible to meet current underwriting requirements for a new loan for a significant period of time.

Credit card and other consumer loans that have been modified in a TDR are typically not eligible for a re-modification.

d.
Describe and quantify how often you would re-modify a previously modified TDR. In this regard, we note your disclosure on page 170 that the new TDR disclosures on page 170 include loans that were previously classified as TDRs and were modified again during the period. Clarify whether re-default rates are higher on re-modified loans and disclose whether you have a policy on the number of times a loans could be re-modified.

Response: With regard to commercial loans, we do not have a strict policy as to how often or the number of times a loan can be re-modified. Re-modifications most often occur following a short term modification that is entered into pending completion of negotiations for a long-term modification, with both the short-term and long-term modifications considered to be TDRs. Although it is possible for a commercial loan to be re-modified upon maturity of a long-term modification, most performing commercial TDRs are fully paid off upon maturity. Others are resolved through a discounted payoff or settlement. As re-modifications

Ms. Suzanne Hayes
Assistant Director
United States Securities and Exchange Commission
September 28, 2012

of commercial loans historically have been infrequent, we have not tracked re-default rates of re-modified loans.

Residential mortgage loans may be re-modified for a number of reasons. For example, a borrower may not successfully complete the trial period of a government-sponsored modification because required documentation is not provided, and the bank may elect to offer the borrower a modification under a proprietary program. Alternatively, a borrower that has been modified under a proprietary program may be eligible for a government program that is more beneficial to the borrower. In another example, a borrower may have been granted a short-term modification due to temporary financial difficulties but, if the difficulties persist, the borrower may be eligible for a long-term modification.

A residential mortgage loan can be re-modified once in any 12 month period, with up to two modifications in five years and no more than three modifications over the life of the loan. Exceptions may be allowed based on individual circumstances and to comply with the terms of settlement agreements such as the Global Settlement Agreement (GSA) reached with the Department of Justice, certain other federal agencies and 49 state Attorneys General in March, 2012.

We do not separately monitor re-default rates for residential mortgage loans that have been modified more than once. However, to the extent that the reserve for credit losses is based on the net present value of estimated cash flows, we estimate the probability that a loan will default prior to maturity based on the attributes of each loan (e.g., current delinquency status, refreshed LTV/CLTV, borrower credit score, vintage and geography). The probability of default models also incorporate recent experience with modification programs, a loan's default history prior to modification and the change in borrower payments post-modification. Therefore, the recent adverse borrower delinquency experience that led to the re-modification of a previously modified TDR would be incorporated into the model driven probability of default estimates and, assuming all other factors remained unchanged, would increase the related allowance for credit losses.

The objective of the re-modifications described in this response to Comment 16(d) is to enhance a borrower's ability to repay its loan and, for residential mortgages, to avoid foreclosure, it is not to avoid TDR status. These loans will continue to be measured and disclosed as TDRs.

e.
Assuming that these loans were already considered to be TDRs with modified terms, please tell us how the new terms compared to the terms of the original loan, as well as the restructured terms of the loan. In this regard, tell us whether the new terms would have represented a concession if the original loan had not already been modified. Tell us whether you routinely make modifications such as these in the normal course of business to borrowers who are performing according to the restructured contractual terms of the loan.

Response: The terms of a re-modified residential mortgage loan are typically more favorable to the borrower than the terms of both the original loan and the first modification. Except in the rare situations described above, in which a re-modified loan meets current underwriting standards and is considered to be a new loan, all re-modifications of residential mortgage loans include terms that would have represented a concession if the original loan had not already been modified. Accordingly, these loans will continue to be

Ms. Suzanne Hayes
Assistant Director
United States Securities and Exchange Commission
September 28, 2012

measured and disclosed as TDRs.

We may re-modify loans to borrowers who are performing according to the restructured contractual terms if we believe the borrower to be at imminent risk of default or in connection with the following programs:

•
In accordance with the terms of the GSA, we are offering interest rate reductions to first lien borrowers who are current, have experienced no foreclosures, bankruptcies or modifications in the prior 24 months, and meet certain other criteria. A loan that had been modified in a TDR more than 24 months previously is eligible for this program.

•
Also in accordance with the terms of the GSA, we are offering modifications to performing second lien borrowers if we or one of the other four servicers participating in the GSA modify the underlying first lien loan.

•
As a participant in the Department of Treasury's Second Lien Modification Program, we may modify a performing second lien loan if the underlying first lien loan is modified by us or a third party servicer under the Home Affordable Modification Program.

f.
In your response you state that loans designated as TDRs that are restructured at market rates but do not meet all of the criteria to be accounted for as a new loan, continue to be measured for impairment under ASC 310-10 but are removed from your TDR disclosures if they are no longer considered impaired based on the restructured terms. Please confirm that such loans are only removed from your TDR disclosures after they are reported as such in at least one annual report after the second restructuring. Additionally, clarify the difference in your response where you state you continue to designate these loans as TDRs but they have been removed from [y]our TDR disclosures.

Response: We confirm that a loan that is modified in a second restructuring that is designated as a TDR is only removed from our TDR disclosures after it is reported as such in at least one annual report after the second restructuring. Our statement in our May 25, 2012 response that we continue to designate these loans as TDRs was intended to confirm that we continue to measure the loans for impairment under ASC 310-10 even after they have been removed from our TDR disclosures.

g.
Please revise your disclosure in future filings to more clearly describe the situations under which a previously-designated TDR may be removed from TDR status and provide quantification of the amounts removed from TDR status, if practicable.

Response: As noted above, a previously-designated TDR is considered to be a new loan and is no longer considered to be a TDR only if the loan is refinanced under current underwriting standards at a market rate with no concessionary terms. We will disclose this policy in future filings beginning with the Form 10-Q for the quarterly period ended September 30, 2012. However, given the irregular and infrequency of the refinancings, it is not practicable to quantify such activity.

Ms. Suzanne Hayes
Assistant Director
United States Securities and Exchange Commission
September 28, 2012

Note 15 - Fair Value Measurements, page 215

Recurring Fair Value, page 216

17.
We note that you provide certain quantitative information about transfers between Level 1 and Level 2 in footnote (1) to the table on page 216 as well as information about transfers into and out of Level 3 on pages 218-221. Please revise your future filings to clearly disclose your policy for determining when transfers between levels are recognized (e.g., date of event or change in circumstance, beginning of period, end of period). Refer to ASC 820-10-50-2C.

Response: We included the below language within Complex Accounting Estimates on page 132 of the June 30, 2012 Form 10-Q. In future filings, beginning with the Form 10-Q for the quarterly period ended September 30, 2012, we will incorporate this language into the fair value measurements footnote to the financial statements and also disclose in the footnote our policy for recognizing transfers between all levels of the fair value hierarchy.

We conduct a review of our fair value hierarchy classifications on a quarterly basis. Transfers into or out of Level 3 are made if the significant inputs used in the financial models measuring the fair values of the assets and liabilities became unobservable or observable, respectively, in the current marketplace. These transfers are considered to be effective as of the beginning of the quarter in which they occur. For additional information on the significant transfers into and out of Level 3 during the three and six months ended June 30, 2012, see Note 15 - Fair Value Measurements to the Consolidated Financial Statements.

Quantitative Information about Level 3 Fair Value Measurements, page 226

18.
We note that you disclose the significant unobservable inputs used in your Level 3 fair value measurements in addition to the range of such inputs. Given the wide range of inputs in certain cases, please revise your disclosure in future filings to also disclose the weighted average of the significant unobservable inputs reported. Refer to the illustration provided in ASC 820-10-55-103.

Response: We note that ASC 820-10-50-2(bbb) does not require disclosure of weighted averages. In addition, it is unclear from the illustration in ASC 820-10-55-103 what unit of account (e.g., notional, market value, risk measure) the weighted average calculation is based upon. Paragraph BC86 of the Basis for Conclusions notes that the objective of the quantitative disclosures is to provide sufficient information for users to compare a reporting entity's individual inputs over time, evaluate changes in management's views about particular unobservable inputs, and facilitate comparison between reporting entities. We do not believe that including a weighted average will provide financial statement readers with meaningful comparable information given the diversity of products and different exposures among reporting entities within the same industry.

The wide ranges of inputs reported in our disclosure are the result of the level of aggregation and span of products reported. We believe that disclosing a weighted average is misleading to financial statement users when the unobservable inputs are widely disbursed across products. In developing this disclosure,

Ms. Suzanne Hayes
Assistant Director
United States Securities and Exchange Commission
September 28, 2012

we had given consideration to further levels of disaggregation; however, the nature of the products and inputs still resulted in relatively wide ranges.

As an alternative to disclosing a weighted average calculation, we believe it would be more useful to investors to provide additional qualitative disclosures around the reported ranges. In future filings, beginning with the Form 10-Q for the quarterly period ended September 30, 2012, we will expand our disclosures to provide more information on results of the ranges, including the distribution in the ranges, where appropriate.

19.
In those situations where multiple valuation techniques are used in the valuation of certain classes of financial assets or liabilities, please consider quantifying the fair values determined under each model. For example, quantify how much of the $10.2 billion of commercial loans, debt securities and other are valued using a discounted cash flow approach versus market comparable approach.

Response: We utilize multiple market approaches in valuing most of our Level 3 financial instruments. For example, market comparables and discounted cash flows may be used together. For a given product, such as corporate debt securities, market comparables may be used to estimate some of the unobservable inputs and then these inputs are incorporated into a discounted cash flow model. Therefore, the balances disclosed encompass both of these techniques as opposed to the use of one technique for certain balances and another technique for different balances.

Note 18 - Mortgage Servicing Rights, page 235

20.
We note that the discount rates used in the valuation of your MSRs increased significantly from December 31, 2011 with the discount rate on fixed-rate MSRs increasing from 2.8% to 5.95% and the discount rate on adjustable rate MSRs increasing from 5.61% to 9.12%. We further note your disclosure that during the quarter you refined your OAS assumptions to reflect returns commensurate with a market participant's view, considering current and pending capital rules, including the impact of Basel 3, and other factors. Please provide us with more information regarding the specific OAS assumptions that were refined, how such revised assumptions are commensurate with a market participant's view and why these changes led to such large increases in the discount rate used in your MSR valuation.

Response: The Corporation uses an option-adjusted spread (OAS) valuation model, which drives the implied MSR discount rates. Our model consists of projecting mortgage servicing cash flows under multiple interest rate scenarios and discounting these cash flows using a discount rate equal to the risk-free rate plus the OAS spread. Our OAS model gives consideration to several factors, including observable yield curves, observable industry MSR values and surveys, and our historical MSR results. As evidenced by market surveys, our pricing model has consistently resulted in our MSR values being at the lower end of the pricing range relative to market participant values.

One of the most, if not the most, important driver in the model is the interest rate assumptions which has a significant impact on the expected life of the mortgages underlying the MSRs. The OAS rates are

Ms. Suzanne Hayes
Assistant Director
United States Securities and Exchange Commission
September 28, 2012

stratified based on the age of the servicing portfolio. During the second quarter ended June 30, 2012, we adjusted our OAS rates to the following amounts:

•	For conforming and jumbo fixed-rate products:

◦	Less than one-year - increased from 300 basis points to 700 basis points

◦	One to three years - increased from 200 basis points to 600 basis points

◦	More than three years - increased from 150 basis points to 500 basis points

•	For government products, and conforming and jumbo adjustable-rate products

◦	Less than one-year - increased from 350 basis points to 700 basis points

◦	One to three years - increased from 250 basis points to 600 basis points

◦	More than three years - increased from 200 basis points to 500 basis points

•	In addition, for non-traditional legacy products, OASs were increased 400 basis points for seasoning up to 3 years, and increased 350 basis points for seasoning 3 years or more.

The weighted averages of OAS for all MSRs were 595 basis points for fixed-rate loans and 912 basis points for adjustable-rate loans at June 30, 2012.

In regards to the timing of the revised OAS rates, we considered that during June 2012 the Federal Reserve Board issued an invitation to comment on three proposed rules that would implement in the United States the Basel III regulatory capital reforms and changes required by the Dodd-Frank Wall Street Reform and Consumer Protection Act. We believe the issuance of the invitation to comment is evidence of the reforms coming closer to implementation with a resulting increase on the extent of consideration a market participant will give to the rules in valuing MSRs in an exit transaction. The reforms significantly increase the risk-weighting applied to MSRs in determining the minimum amount of capital a banking institution must hold, which directly affects the return on regulatory capital that a firm will require from its MSR investments. If the proposed capital regulations, are adopted as proposed, they likely will result in higher levels of regulatory capital required for MSRs, thereby necessitating higher discount rates on MSRs in order to preserve expected leveraged returns. As the issuance of the invitation to comment was a new event, we reconsidered the MSR fair value estimates.

We believe the changes we made to OAS assumptions during the quarter ended June 30, 2012 are commensurate with a market participant's view especially when considered within the context of overall MSR asset values observed among the top-tier servicers. Subsequent to the changes, we believe our MSR valuation continues to be at the lower end of the range of values, relative to our peers, which we believe provides support that our values continue to be consistent with a market participant view.

Ms. Suzanne Hayes
Assistant Director
United States Securities and Exchange Commission
September 28, 2012

We believe the foregoing is responsive to the comments and questions raised by the Staff. Further, we have reviewed the responses with our independent registered public accounting firm, PricewaterhouseCoopers LLP.

The adequacy and accuracy of the disclosure in the filings is the responsibility of the Corporation. The Corporation acknowledges to the Securities and Exchange Commission (SEC) that Staff comments or changes in disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings. The Corporation also acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings may not be asserted as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have further questions or require additional clarifying information, please call Randy Shearer, Financial Reporting and Policy Executive, at (980) 388-8433 or me at (980) 387-4997.

Sincerely,

/s/ John M. James

John M. James
Corporate Controller

cc:    Bruce R. Thompson, Chief Financial Officer
Neil A. Cotty, Chief Accounting Officer
Gary G. Lynch, Global General Counsel and Head of Compliance and Regulatory Relations
Thomas Pirolo, Partner, PricewaterhouseCoopers LLP